FOR IMMEDIATE RELEASE

Formula Systems Announces Annual General Meeting Results

Herzliya, Israel, March 20, 2008, Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, announced today the results of the Company’s annual general meeting of shareholders which was held on March 20, 2008 at the Company’s offices in Herzliya, Israel.

The following resolutions were approved by the shareholders:

1.

The appointment of Guy Bernstein, Shimon Laor, Tal Barnoach, Shlomo Nass and Hadas Gazit Kaiser, as directors of the Company;

2.

The approval of the recommendation of the Company’s Audit Committee to re-appoint BDO Ziv & Haft as the Company's independent auditors until next year’s annual general meeting; and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the fees paid to the Company’s independent auditors;

3.

The adoption of the Company’s 2008 Employee and Office Holders Share Option Plan;

4.

The approval of the payment of a one-time bonus constituting 3.3% of the Company's net profit for 2007 (including capital gains) after tax, as compensation to Mr. Guy Bernstein for his services as an active Chairman of the Board of Directors of the Company during 2007, as approved by the Audit Committee and the Board of Directors of the Company;

5.

The approval of the payment of an annual bonus in an amount equal to 3.3% of the Company's net profit (including capital gains) after tax, for each year of Mr. Bernstein's employment with the Company as the Chief Executive Officer or any other senior leading position, as approved by the Audit Committee and the Board of Directors of the Company;

6.

The grant of options to purchase 198,000 Ordinary Shares to Mr. Guy Bernstein under the Company's 2008 Employee and Office Holders Share Option Plan, for Mr. Bernstein's services as an executive director of the Company, as approved by the Audit Committee and the Board of Directors of the Company.

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About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Naamit Salomon, CFO, Formula Systems Ltd.

+972-9-959-8800

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